

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 16, 2017

Via E-mail
Deborah H. Merrill
Chief Financial Officer
Delta Apparel, Inc.
322 South Main Street
Greenville, SC 29601

> **Re: Delta Apparel, Inc.**
> **Form 10-K for Fiscal Year Ended October 1, 2016**
> **Filed November 29, 2016**
> **File No. 001-15583**

Dear Ms. Merrill:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended October 1, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 18

1.   Please expand your discussions to include an analysis of your operating results along the lines of your reportable segments for fiscal year 2015 as compared to fiscal year 2014. Please ensure to describe and quantify the effect of each causal factor that you cite for material changes in your financial statements. For further guidance, refer to Item 303 of Regulation S-K, SEC Release No. 33-8350 and FRR 501.04.

Notes to Consolidated Financial Statements
Note 7 – Goodwill and Intangible Assets, page F-15

2.   Please modify your footnote disclosure to provide the quantitative disclosure as required by ASC 350-20-50-1 by reportable segment.

Note 10 – Income Taxes, page F-19

3.   Your summary of significant components of deferred tax assets and liabilities includes a line item for "currently nondeductible accruals". Please revise your footnote disclosure to clearly describe the nature of this line item. Please refer to ASC 740-10-50-6 for guidance.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Suying Li at (202) 551-3335 or Angela Lumley at (202) 551-3398 with any questions.

                                        Sincerely,

                                        /s/ Rufus Decker

                                        Rufus Decker
                                        Accounting Branch Chief
                                        Office of Beverages, Apparel and
                                        Mining